UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number: 3235-0058 Expires: April 31, 2015 Estimated average burden hours per response . . . . . 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13641
CUSIP NUMBER 723456109

(Check one): ☐     Form 10-K ☐  Form 20-F ☒  Form 11-K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

  For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Full Name of Registrant

N/A

Former Name if Applicable

3980 Howard Hughes Parkway

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 11-K (the “Form 11-K”) for the period ended December 31, 2013 by the prescribed filing due date. Additional time is required to account for and review account balances in the Plan as of December 31, 2013, in part, due to the change in record-keeper from Mass Mutual to Wells Fargo Bank, N.A. as of January 1, 2014. The Plan expects to file its Form 11-K on or before July 15, 2014, the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carlos A. Ruisanchez	(702) 541-7777
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2014	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
Plan Administrator for Pinnacle Entertainment, Inc. 401(k) Investment Plan

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).